UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT AND GM SIGN SEPARATION AGREEMENT

SIGNATURES

FIAT AND GM SIGN SEPARATION AGREEMENT

Fiat S.p.A. (NYSE: FIA) and General Motors Corp (NYSE: GM) today signed in Amsterdam a separation agreement which dissolves the purchasing and powertrain joint venture companies formed in 2000. The formal unwinding of Fiat-GM Powertrain and GM-Fiat Worldwide Purchasing was executed as scheduled by Fiat and GM in an earlier agreement.

According to the Termination Agreement, signed in New York City on February 13th, 2005, GM has completed the payment to Fiat as provided in the earlier agreement.

Fiat and GM regain ownership of all assets they respectively contributed to the powertrain joint venture when it was formed.

Fiat and GM have also signed cross-supply agreements for engines and transmissions both in Europe and Latin America. The companies also agreed to establish procedures aimed at enhancing the savings on jointly developed architectures.

Other ancillary agreements address the joint ownership of intellectual property, for example, the joint ownership of the 1.9 liter diesel engine technology.

Fiat and GM each maintain a 50 percent interest in the powertrain manufacturing plant in Bielsko-Biala, Poland, which currently produces the 1.3 diesel engine and under a new joint venture agreement the companies will continue operate the facility as a 50/50 joint venture.

Amsterdam, Detroit, Turin, May 13th, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 16, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney